Exhibit 99.1

Polestar fully compliant with Nasdaq listing rules

GOTHENBURG, SWEDEN – 17 September 2024. Polestar (Nasdaq: PSNY) has received notice that with the closing bid price of the Company’s American Depositary Shares (“ADSs”) exceeding $1.00 for at least ten consecutive business days, Polestar has regained compliance with Nasdaq’s Listing Rule 5450(a)(1). As previously announced, Polestar was notified by Nasdaq on July 5, 2024, that it was not in compliance with the minimum bid price requirement as the Company’s ADSs had closed below $1.00 for 30 consecutive trading days.

Per Ansgar, Polestar CFO, says: “Following the publication of our Annual Report on form 20-F in mid-August we regained reporting compliance. Clearing the remaining deficiency on the low bid price makes Polestar fully compliant with Nasdaq listing rules, and enables us to focus on business execution, as we ramp up deliveries of our two performance SUVs.”

Ends.

Contacts

Bojana Flint

Head of IR

Bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.